Drone Deliveries

360° turnkey solution for effective last-mile deliveries


360°

confidential

ZING

Talent

ZING

Leadership team



The Visionary

Ian Annase
Founder & CEO



The Aerospace Strategist

Grayson Bertaina
Chief Innovation Officer

Advisory Board



Aaron Adams
Founder @ BEG
20-year solar industry veteran



Chris Bley
Founder @ InspecTools
(Acq PrecisionHawk in 2018)



Jeanine Suah
XIR @ Brex
Startup | Venture | Community connector



Chris Bennett
Founder @Callyo
Acquired by Motorola in 2020



Jeff Whalen
Founder @ MagCorp
STEM Entrepreneur in Residence at FSU



Alice Griffith
Director BD
@AirspaceLink

Key partner

Competitive Landscape

ZING

Flexible platforms will win


Integrator
DroneUp
UPS
Uber Eats
DOORDASH
Niche: Hardware-light, fast-to-market, flexible approach
Focused Platform
Flexible Platform
FLYTREX
kiwibot
Wing
STARSHIP
nuro
MANNA
In-House

Our ecosystem

We build, acquire, deploy.

We build in-house what the market is missing and partner up with companies that offer the state-of-the-art technology.

In-House

Hardware

Remote ID

Winch

Groundstation

Ops

Pilots

End-to-end operations

Software

Precision Landing

Remote ID

Partners

Drones

A2Z RDS-T

Heven Urban

Narma AF-200

UTM

Airspace Link

Landing Infrastructure

Valqari

ZING

Past / Present / Future

< 2020
- $2Bn in venture funding
- Too early for scale
- Initial commercial ops thru LAANC & Part 107

2020
- The pandemic makes contactless, autonomous delivery attractive

2021
- 2,000+ drone deliveries happening per day globally

2022
- Matternet M2 becomes the first drone to achieve FAA type certification

2023
- Alphabet's Wing hits 300,000 total flights, a milestone for the industry

2024
- 4M yearly drone deliveries
- More drones type certified & more operators with Part 135

2025
- Part 108 expected
- 1000+ lbs MTOW
- Scaled BVLOS ops

Appendix / Company Timeline

ZING

Building a turnkey solution since...

2018

- Company formed
- Created **Zing Pilot Mobile App** for semi-autonomous flight

2019

- Completed a **successful Kickstarter campaign**
- **Raised $25K** angel investment from Paul Beers
- All members of Zing team receive **Part 107 certification**

2020

- Test Launch of **Contactless Delivery Platform in 20 cities**
- Completion of **Xact Landing software** for precision landing and drop-off
- **Zing joins BEYOND** in Kansas to expand drone delivery ops

2021

- Zing completes **first drone delivery** across **the Mississippi** River in New Orleans
- Performed a **microphone delivery** to the top of the **Miami Paramount World Center**
- Performed a **golf course delivery** for the **Detroit Aerotropolis**

2022

- Secured over **$100K in investments via Wefunder**
- Partnership with **Budweiser and Miami Hack Week**
- Performed drone deliveries to **Sanibel Island after Hurricane Ian**

2023

- Performed **delivery demos in Sarasota**, FL
- **Raised first $375K / $1.5M** of seed round
- Began working with **Jets Pizza** on drone delivery implementation strategy

ZING

Appendix / Demos



Watch →

Zing Demo Reel



Watch →

New Orleans Case Study


DRONES IN
AMERICA
with Grant Guillot
MarketScale

Watch →

Zing BVLOS Podcast


X Distance: 0.4 m
Y Distance: -0.2 m
Speed: 0.2 m/s
Speed: -0.4 m/s
ude: 4.2 m

Watch →

Zing Landing With Package

Data as the Next Revenue Unlock



R-ID

Zing Remote ID Module

Raw data subscription

1 **UAS Service Suppliers (USS) Data Feed**

Cross-sell to operators

2 **On-Board Detect & Avoid Service**


360°

Drone

End-to-end Hardware-as-a-Service

Cross-sell to operators

1 **Operational Data Analytics**

Data sharing agreements with operators will be key to giving Zing access to enterprise-specific and anonymized bulk data on operations.

Appendix / Regulatory Timeline

ZING

Complex Ops at scale are at the horizon

Operational Milestones

- 2019: 1st Part 135 certification awarded to Wing
- 2021: 1st drone-in-a-box BVLOS waiver issued to American Robotics
- 2022: 1st type certificate issued to Matternet M2
- 2023: 5 firms have received Part 135 certification

Complex, BVLOS ops are unlocked!

Regulatory Initiatives

- 2015: NASA kicks off TCL 1
- 2016: FAA establishes Part 107; NASA releases 1st UTM ConOps; NASA kicks off TCL 2
- 2017: FAA kicks off IPP; FAA kicks off UPP; NASA kicks off TCL 3; FAA & NASA team up under RTT
- 2018: FAA launches LAANC; FAA UTM ConOps v1.0
- 2019: UPP Phase 1 concluded; NASA kicks off TCL 4
- 2020: IPP program concluded; UPP Phase 2 kicks off; FAA UTM ConOps v2.0; FAA BEYOND launches
- 2021: UPP Phase 2 concluded; Remote ID rule released; Ops over people rule released
- 2022: FAA UTM Field Test kicks off

FAA to establish Part 108

Mid-2020s

ZING

Drone Delivery

Company	Target Market	Key Client/Partner	Integrator/OEM?	Funding
Wing	Food, Medical, E-commerce, Grocery	Doordash, KFC, Walgreens	OEM	Corporate
Amazon	E-commerce	D2C	OEM	Corporate
UPS	E-commerce, Logistics	CVS, Wake Forest	Integrator	Corporate
Zipline	Medical, Retail, Food, E-commerce, Agriculture	Sweetgreen, Michigan Medicine, Multicare, Intermountain Health	OEM	$821M
Flytrex	Restaurant, Retail, Drone Operators	Unilever, Walmart	OEM	$60M
Manna	Medical, Food	Coca Cola	OEM	$30M
Skydrop	Food, Retail	Domino’s Pizza	OEM	$16M
DroneUp	Medical, Food, Retail, Entertainment	Walmart	Integrator	$7.5M
Flyby Robotics	Food	MAD Greens, Tokyo Joe's and Nekter Juice Bar	OEM	$4M